June 26, 2018

Via E-mail
Geoffrey L. Brown
President
Powin Energy Corporation
20550 SW 115th Ave.
Tualatin, OR 97062

       Re:    Powin Energy Corporation
              Schedule 13E-3
              Filed June 6, 2018
              File No. 005-85548

Dear Mr. Brown:

       We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.     Please delete the references here and in the Disclosure Statement to
Section 21E of the
       Exchange Act and Section 27A of the Securities Act which expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction.

Exhibit 99.1 - The Disclosure Statement

General

2. Disclosure refers to a reverse stock split and a forward stock split but there is no information regarding the forward stock split. Please revise to clearly explain how the going private transaction will be effected and briefly describe the steps the company must take to implement any stock split. Please also explain how it is possible under applicable
 Geoffrey L. Brown
Powin Energy Corporation
June 26, 2018
Page 2


       state law to limit the reverse stock split to "those shareholders holding less than 100 shares of common stock."

3. Please include the disclosure required by Items 3, 5 and 11 of Schedule 13E-3. Refer to
       Rule 13e-3(e)(1)(v).

4.     Please provide the disclosure required by Item 1004(e) of Regulation
M-A.

Market Prices and Dividend Information, page 9

5. Please provide the information required by Item 1002(c) of Regulation M-A for the first two quarters of 2018.

Special Factors, page 12

Background, page 12

6. Please revise to briefly explain how "SEC regulations on the conduct of tender offers would have made it difficult to ensure that we would be able to significantly reduce the number of stockholders of record."

Reasons for the Structure of the Transaction, page 15

7. Please state the reasons for undertaking the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Fairness of the Transaction, page 15

8. Please state whether the company reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

9. Please provide the disclosure required by Item 1014(b) and (d) of Regulation M-A.
       Please note that conclusory statements will not be considered sufficient disclosure in response to Item 1014(b) of Regulation M-A.

10. Please disclose whether Professional Bank Services provided any report, opinion or appraisal that is materially related to the Rule 13e-3 transaction and, if so, provide the information required by Item 1015 of Regulation M-A.

Certain Effects of the Transaction, page 16

11. Please describe the effects of the Rule 13e-3 transaction on the company's affiliates.
       Refer to Item 1013(d) of Regulation M-A.
 Geoffrey L. Brown
Powin Energy Corporation
June 26, 2018
Page 3


Dissenters' Rights, page 17

12. Please summarize the appraisal rights of dissenting security holders. Refer to Item
       1004(d) of Regulation M-A.

Where You Can Find More Information, page 19

13. Please revise to reflect the correct address for the public reference room: 100 F Street NE,
       Washington, DC.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3589 if you have any questions regarding our comments.


                                                            Sincerely,

                                                            /s/ Tiffany Piland
Posil

                                                            Tiffany Piland
Posil
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions


cc:    Robert C. Laskowski, Esq.